BlackRock Funds: BlackRock Health Sciences Opportunities
Portfolio

File No. 811-05742

Item No. 77M (Mergers) -- Attachment

During the fiscal annual period ending September 30, 2011, BlackRock Health Sciences Opportunities Portfolio (the "Health Sciences Opportunities Portfolio"), a series of BlackRock Funds (the "Registrant"), File No. 811-05742, acquired substantially all of the assets and certain stated liabilities of the BlackRock Healthcare Fund, Inc. (the "Healthcare Fund"), File No. 811-03595, in a Reorganization (the "Reorganization").

The Board of Trustees of the Registrant unanimously approved the Reorganization and the proposal, which provides for the acquisition of all of the assets and certain stated liabilities of the Healthcare Fund in exchange for shares of the Health Sciences Opportunities Portfolio, and the distribution of such shares to the shareholders of the Healthcare Fund in complete liquidation thereof.

On April 1, 2011, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File No. 333-173231) (the "N-14 Registration Statement"). The N-14 Registration Statement contained the proxy materials informing the shareholders of the reorganization of Healthcare Fund. A filing on Form 497 relating to the N-14 Registration Statement was filed on May 20, 2011. The N-14 Registration Statement as filed was declared effective by the Commission on May 1, 2011.

On September 12, 2011 (the "Reorganization Date"), pursuant to the Agreement and Plan of Reorganization, the Healthcare Fund transferred net assets valued at $265,090,492 to the Health Sciences Opportunities Portfolio and received in exchange 2,520,951 Institutional Shares, 4,614,746 Investor A Shares, 264,033 Investor B Shares, 1,732,603 Investor C Shares and 347,818 Class R Shares, respectively, of the Health Sciences Opportunities Portfolio. Such shares were then distributed to the shareholders of Healthcare Fund on that date.